EXHIBIT 12.1

Excluding Interest on Deposits	Nine Months Ended
	September 30		Years Ended December 31
	2006	2005	2005	2004	2003	2002	2001

Income before income taxes	$ 35,683	$ 22,161	$ 16,876	$ 27,925	$ 22,998	$ 12,739	$ 11,592
Provision for income taxes	11,527	6,772	4,432	8,585	6,891	3,479	4,142
Net income	24,156	15,389	12,444	19,340	16,107	9,260	7,450
Fixed charges
Interest on:
Federal Home Bank advances	11,659	17,464	21,906	20,336	21,842	24,094	29,990
Other borrowings	2,576	1,196	1,765	1,051	789	1,518	3,252
Junior subordinated debentures	5,875	3,665	5,453	3,461	2,233	1,151	-
Total fixed charges	20,110	22,325	29,124	24,848	24,864	26,763	33,242
Earnings (for ratio calculation)	$ 44,266	$ 37,714	$ 41,568	$ 44,188	$ 40,971	$ 36,023	$ 40,692
Ratio of earnings to fixed charges	2.20x	1.69x	1.43x	1.78x	1.65x	1.35x	1.22x

Including Interest on Deposits
	Nine Months Ended
	September 30		Years Ended December 31
	2006	2005	2005	2004	2003	2002	2001

Income before income taxes	$ 35,683	$ 22,161	$ 16,876	$ 27,925	$ 22,998	$ 12,739	$ 11,592
Provision for income taxes	11,527	6,772	4,432	8,585	6,891	3,479	4,142
Net income	24,156	15,389	12,444	19,340	16,107	9,260	7,450
Fixed charges
Interest on :
Deposits	62,920	36,646	52,253	35,067	34,984	39,206	52,702
Federal Home Bank advances	11,659	17,464	21,906	20,336	21,842	24,094	29,990
Other borrowings	2,576	1,196	1,765	1,051	789	1,518	3,252
Junior subordinated debentures	5,875	3,665	5,453	3,461	2,233	1,151	-
Total fixed charges	83,030	58,971	81,377	59,915	59,848	65,969	85,944
Earnings (for ratio calculation)	$107,186	$ 74,360	$ 93,821	$ 79,255	$ 75,955	$ 75,229	$ 93,394
Ratio of earnings to fixed charges	1.29x	1.26x	1.15x	1.32x	1.27x	1.14x	1.09x